MainStay                                                   NYLIM Center
New York Life Investment                                   169 Lackawanna Ave.
Management LLC                                             Parsippany, NJ 07054

                                                           www.mainstayfunds.com






June 19, 2001


VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   The MainStay Funds - CIK No. 0000787441 (the "Registrant")
      Request for Withdrawal of Registration Statement on Form N-1A File No. 333-62932

Dear Ladies and Gentlemen:

On Wednesday, June 13, 2001, a filing was submitted and accepted in error under Form Type N-1A (accession number 0000894579-01-500061), resulting in the automatic issuance of a new registration number under the Securities Act of 1933, as amended (the "Securities Act"): 333-62932. This filing was not intended to be a new registration statement, but a one page prospectus supplement to existing registration statement number 033-02610. The correct Form Type 497 was subsequently filed under existing registration number 033-02610 on June 15, 2001 (accession number 0000894579-01-500068), pursuant to instructions from Ruth Sanders of the Division of Investment Management. The Registrant requests that this new registration number be withdrawn because it was assigned in error and to avoid any confusion that a new registration statement exists.

The Registrant hereby requests the withdrawal of registration statement number 333-62932 pursuant to Rule 477(a) of the Securities Act.

Very truly yours,

/s/ Jill R. Whitelaw

Jill R. Whitelaw, Esq.
Assistant Secretary


cc: Ruth Sanders

                                    MainStay is a division of New York Life
                                    Investment Management LLC, which is the investment adviser to the MainStay Funds.
                                    Registered  Representative  of and
                                    securities offered through NYLIFE
                                    Distributors Inc. by prospectus only.